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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Winston Allen 203-227-4897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street,	Stamford,	Connecticut	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation Of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Berkow, Schechter & Company LLP

February 25, 2010

CREATIVE INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash	$ 7,593
Total Current Assets	7,593
Fixtures and Equipment	18,132
Accumulated depreciation	(18,132)
	-
TOTAL ASSETS	$ 7,593

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ -
Total Current Liabilities	-
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	1,000
Additional paid-in capital	3,221
Retained earnings	3,372
Total Stockholder's Equity	7,593
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,593

See notes to financial statements

CREATIVE INVESTOR SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 1,329
Interest income	239
Total Revenues	1,568
Expenses:	
Professional fees	2,800
Licenses and fees	695
State taxes and fees	800
Total Expenses	4,295
Net Loss	$ (2,727)

See notes to financial statements

CREATIVE INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 1,000	$ 250	$ 6,099	$ 7,349
Net loss	-	-	(2,727)	(2,727)
Capital contributions	-	2,971	-	2,971
Dividend	-	-	-	-
Stockholder's equity, end of year	$ 1,000	$ 3,221	$ 3,372	$ 7,593

See notes to financial statements

CREATIVE INVESTOR SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net loss	$ (2,727)
Net Cash Used By Operating Activities	(2,727)
Cash Flows From Financing Activities:	
Capital contributions	$ 2,971
Net Cash Provided By Financing Activities	2,971
Net Increase In Cash	244
Cash - Beginning of year	7,349
Cash - End of year	$ 7,593
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -

NOTE 1 - NATURE OF OPERATIONS

Creative Investor Services, Inc. (the "Company") is a registered broker/dealer engaged in providing investment services to individual investors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2009.

Net capital	$7,593
Excess of net capital over requirements	$2,593
Aggregate indebtedness to net capital	.00-1.00

NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 5 - "S" CORPORATION ELECTION

The Company has elected to be taxed under sub-chapter "S" rules of the Internal Revenue Code. Accordingly, the stockholder is responsible for taxes on corporate income.

CREATIVE INVESTOR SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2009

Stockholder's equity	$ 7,593
Deductions	-
Net capital	7,593
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	$ 2,593
Aggregate Indebtedness	$ -

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 6,949
Reduction in accounts payable and increase in expenses	644
Net Capital Per Above	$ 7,593

See notes to financial statements

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

In planning and performing our audit of the financial statements of Creative Investor Services, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission", we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Creative Investor Services, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2009 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2009.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Certified Public Accountants

February 25, 2010

CREATIVE INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009